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CUSIP No. 29081P303                    13G

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             EMBOTELLADORA ANDINA B
                                (Name of Issuer)

                                       ADR
                         (Title of Class of Securities)

                                    29081P303
                                 (CUSIP Number)

                                DECEMBER 31, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 29081P303                    13G                     Page 2 of 5 Pages


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Genesis Fund Mangers, LLP
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

                    - 2,726,227 (See Items 3 and 6)
               -----------------------------------------------------------------
  NUMBER OF    6.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        - 0 (See Items 3 and 6)
  OWNED BY     -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           - 4,085,927 (See Items 3 and 6)
    WITH       -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER

                    - 0 (See Items 3 and 6)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,085,927 (See Items 3 and 6)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     [ ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.45%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     HC/IA
--------------------------------------------------------------------------------

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CUSIP No. 29081P303                    13G                     Page 3 of 5 Pages


ITEM 1(A). NAME OF ISSUER:

     Embotelladora Andina

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     Carlos Vodovina 560
     Carsilla 488-3
     Santiago 313
     Chile

ITEM 2(A). NAME OF PERSON FILING:

     Genesis Fund Managers, LLP

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     Genesis Fund Managers, LLP
     Barclay's Court
     Les Echelons
     St. Peter Port
     Guernsey GY1 6AW
     Guernsey, Channel Islands

ITEM 2(C). CITIZENSHIP:

     Delaware

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

     ADR

ITEM 2(E). CUSIP NUMBER:

     29081P303

ITEM 3. CLASSIFICATION

     (g)(e) Genesis Fund Managers, LLP ("GFM") is the 99.98% owner of the equity securities of Genesis Asset Managers, LLP ("GAM"). GFM is reporting on this
     Schedule 13-G for itself as a registered investment adviser and as the control person of GAM. Each of GFM and GAM are registered investment advisers.

ITEM 4. OWNERSHIP.

     a)   Amount beneficially owned: 4,085,927

     b)   Percent of Class: 6.45%

     c)   Number of shares as to which the GFM and GAM have:

          (i)  sole power to vote or to direct the vote: 2,726,227

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CUSIP No. 29081P303                    13G                     Page 4 of 5 Pages


          (ii) shared power to vote or direct the vote: 0

          (iii) sole power to dispose or to direct the disposition of: 4,085,927 shared power to dispose or to direct the disposition of: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     GFM, a registered investment adviser, provides investment advisory services on a discretionary basis to institutional investors and in-house- pooled funds for institutional investors. GFM is also the beneficial owner of 99.98% holder of the equity securities of GAM which also provides investment advisory services on a discretionary basis to institutional investors and in-house- pooled funds for institutional investors. In the aggregate, the client accounts managed by GFM and GAM hold greater than 5% of the outstanding securities subject to this filing on Schedule 13-G.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     See Item 3 above. The address of GAM's principal office and place of business is as follows:

     Genesis Asset Managers, LLP
     Barclay's Court
     Les Echelons
     St. Peter Port
     Guernsey GY1 6BA
     Guernsey, Channel Islands

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

     N/A

ITEM 10. CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purposes of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired with or as a participant in any transaction having such purposes or effect.

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CUSIP No. 29081P303                    13G                     Page 5 of 5 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        GENESIS FUND MANAGERS, LLP


                                        By: /S/ Karen L. Yerburgh
                                            ------------------------------------
                                            Karen L. Yerburgh
                                            Managing Partner

Date: February 13, 2006